Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Knightscope, Inc.

(Name of Issuer)

Class A Common Stock, $0.001 par value

(Title of Class of Securities)

49907V201

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49907V201	Schedule 13G	Page 1 of 5

1	Names of Reporting Persons William Santana Li
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 148,517
	6	Shared Voting Power 32,693
	7	Sole Dispositive Power 148,517
	8	Shared Dispositive Power 32,693

9	Aggregate Amount Beneficially Owned by Each Reporting Person 181,210
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 5.4%
12	Type of Reporting Person IN

CUSIP No. 49907V201	Schedule 13G	Page 2 of 5

ITEM 1.	(a)	Name of Issuer:

Knightscope, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

1070 Terra Bella Avenue, Mountain View, CA 94043.

ITEM 2.	(a)	Name of Person Filing:

This statement is filed on behalf of William Santana Li (the “Reporting Person”).

(b)	Address or Principal Business Office:

The business address of the Reporting Person is c/o Knightscope, Inc., 1070 Terra Bella Avenue, Mountain View, CA 94043.

(c)	Citizenship:

The Reporting Person is a citizen of the United States of America.

(d)	Title of Class of Securities:

Class A common stock, par value $0.001 per share (“Class A Common Stock”).

(e)	CUSIP Number:

49907V201

ITEM	3.

Not applicable.

ITEM 4.	Ownership.

The ownership information below represents beneficial ownership of 181,210 shares of Class A Common Stock as of the date of this filing, based upon 3,377,398 shares of Class A Common Stock outstanding, which includes (i) 3,204,705 shares of Class A Common Stock outstanding as of September 30, 2024, as disclosed by the Issuer; (ii) 142,260 shares of Class A Common Stock issuable upon conversion of Class B Common Stock that may be deemed to be beneficially owned by the Reporting Person; and (iii) 30,433 shares of Class A Common Stock issuable upon exercise of options that are exercisable within 60 days of the date of this filing and that may be deemed to be beneficially owned by the Reporting Person.

CUSIP No. 49907V201	Schedule 13G	Page 3 of 5

(a) Amount beneficially owned:

The Reporting Person may be deemed to beneficially own of 181,210 shares of Class A Common Stock.

This amount includes the following securities held of record by the reporting person: (i) 1,666 shares of Class A Common Stock; (ii) 140,000 shares of Class B common stock, par value $0.001 per share (“Class B Common Stock”), which are convertible into an equal number of shares of Class A Common Stock at the Reporting Person’s discretion; and (iii) 6,851 shares of Class A Common Stock underlying options that are exercisable within 60 days of the date of this filing.

Additionally, the amount of Class A Common Stock beneficially owned by the Reporting Person includes the following securities held of record by the Reporting Person’s spouse: (i) 2,260 shares of Class B Common Stock; (ii) 22,693 shares of Class A Common Stock underlying options that are exercisable within 60 days of the date of this filing; and (iii) 7,740 shares of Class B Common Stock underlying options that are exercisable within 60 days of the date of this filing.

The amount of securities reported as beneficially owned by the Reporting Person does not include 150,111 shares of Class A Common Stock underlying warrants over which the Reporting Person has a proxy to vote the shares, once exercised. The warrants are currently exercisable, however the Reporting Person does not have the ability to exercise the warrants.

(b) Percent of class: 5.4%

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 148,517
(ii)	Shared power to vote or direct the vote: 32,693
(iii)	Sole power to dispose or to direct the disposition of: 148,517
(iv)	Shared power to dispose or to direct the disposition of: 32,693

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

CUSIP No. 49907V201	Schedule 13G	Page 4 of 5

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 49907V201	Schedule 13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       November 13, 2024

William Santana Li

/s/ William Santana Li